UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 7, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

October 6, 2016.

Messrs.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Re.: Transportadora de Gas del Sur (“TGS”)

Dear Sirs,

In accordance with the requirements set forth in the regulations under the United States Securities and Exchange Act, we hereby update you on the information provided on August 24, 2016 in connection with the natural gas compression and treatment service agreement (the “Service”) in Río Neuquén Plant entered into by and between Petrobras Argentina S.A. (“Pampa”) and TGS on August 11, 2016.

In that respect, we inform you that on September 27, 2016, Pampa notified TGS (the “Notification”) the acceptance of the Service addendum proposal submitted by TGS on September 26, 2016 in connection with the provision of an additional compression service in Río Neuquén Plant (the “Additional Service Agreement”).

Prior to approval of the terms and conditions of the Additional Service Agreement, TGS’ Board of Directors requested the Audit Committee to issue a report, in compliance with section 72 of Capital Market Law 26,831.

In keeping with said request and based on the documents analyzed in connection thereto, the Audit Committee concluded that the Additional Service Agreement can be reasonably considered an arm’s-length Agreement.

Therefore, TGS’ Board of Directors unanimously resolved to approve the Additional Service Agreement, under the terms and conditions that were accepted through submittal of the Notification.

Finally, it should be pointed out that the Audit Committee’s opinion is available for consultation by accredited shareholders if so desired, at TGS’ principal office or by request to the Legal Affairs Department, Miss. Valeria Kappel (+54 11) 4865-9050, ext. 1211.

Sincerely,

Silvia Migone Díaz

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Javier Gremes Cordero
	Name:	Javier Gremes Cordero
	Title:	Chief Executive Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal Affairs Vice President

Date: October 7, 2016